Mail Stop 4561
      January 6, 2006

Thomas A. Fink
Chief Financial Officer
CapitalSource Inc.
4445 Willard Avenue, 12th floor
Chevy Chase, Maryland 20815

      Re:	CapitalSource Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
Forms 10-Q for Quarters Ended March 31, 2005, June 30, 2005 and
September 30, 2005
File No.  001-31753

Dear Mr. Fink:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Capital Analytics - page 16

1. We note your disclosure that the majority of the costs of services are ultimately charged to the client and are capitalized and amortized into income over the life of the loan. Please tell us the authoritative literature followed in capitalizing and amortizing these costs of services.

2. For the cost of services mentioned above in comment 1, please tell us the amounts capitalized and amortized for the years ended
December
31, 2004, 2003 and 2002 respectively. A rollforward of your capitalized costs would be useful.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Borrowings and Liquidity

Convertible Debt - page 43

3. We note your disclosure that holders of your debentures may convert prior to maturity if certain conditions are met. Please tell us and revise future filings to:
* quantify the specified thresholds discussed;
* disclose the specified corporate transactions that would need to occur; and
* disclose the likelihood that these conditions will be met
Please make these revisions for both your March and July
Debentures.

4. We note your disclosure that you will pay contingent interest on your July Debentures. Please tell us and revise future filings to disclose how you value and account for this contingent interest feature. Please cite authoritative guidance.

Critical Accounting Policies - page 47

Income Recognition

5. Please tell us and revise this section in future filings to disclose your policy for recording fees due at maturity over the contractual life of your loans.

6. We note your disclosure on page 54, that approximately 81% of your outstanding loans are either balloon or bullet loans. Please tell us and revise future filings to disclose how you calculate and recognize income for these specific loans.

Valuation of Investments

7. We note your disclosure that you use various valuation models in estimating the underlying value of your private equity investments.
Please tell us and revise this section in future filings to:
* disclose the assumptions used in your valuation models;
* disclose whether the valuation models are internally developed or based on the use of a specialist;
* disclose how you value and factor in discounts for transfer restrictions; and
* quantify the amount of discount used to reflect the transfer restrictions

Allowance for Loan Losses

8. We note your disclosure on page 2 that you have $2.1 billion in commitments to lend at December 31, 2004. Please tell us and revise future filings to disclose how you have accounted for your off balance sheet credit risk, such as commitments, in your determination of the allowance for loan losses. If no amount was recorded, please tell us and disclose why not.

9. Please tell us and in future filings revise this section as well as the discussion of your loan loss allowance methodology elsewhere in the document to disclose the following:

* how changes in the estimation methods and assumptions affected the allowance;
* how guarantees from or capital call agreements with a borrower`s equity sponsor are considered in determining the allowance;
* how changes in loan concentrations, quality, and terms that occurred during the period are reflected in the allowance;
* how sensitive reported operating results and financial condition are to changes in the estimate or its underlying assumptions; and
* how often the estimates are updated to reflect current charge-offs

10. Please confirm to us that you are individually evaluating all of your loans which are subject to an allowance under SFAS 114.

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

11. We note your disclosure on page F-10 that other-than-temporary declines in market value were not significant for the year ended
December 31, 2004. Please provide us with your impairment analysis as of December 31, 2004 and September 30, 2005 and tell us the amounts of other-than-temporary decline, if applicable.

12. We note your disclosure on page F-11 that you consider your derivatives designated as a hedge to be highly effective at inception and that ineffectiveness is immaterial. Please tell us what method you are using to measure your hedge effectiveness for each of your hedges and how you subsequently measure ineffectiveness.




13. We note your disclosure on page F-12 that you accrue bonuses ratably over the annual performance period and your disclosure on page 35 that you established a variable methodology for bonuses during 2004. Please tell us and revise future filings to disclose how the variable methodology is used in the computation of bonuses and the impact on your accounting for such bonuses.

Note 5. Guarantor Information

14. If true, please tell us and in future filings revise your footnote to specifically confirm that CapitalSource Holdings has "fully and unconditionally" guaranteed the securities. Refer to Rule
3-10(b) of Regulation S-X. If that is not the case, please revise future filings to provide separate financial statements for CapitalSource Holdings and CapitalSource Finance.

Note 9. Borrowings - page F-27

15. We note your disclosure on page F-32 that you are reducing shareholders` equity for the purchase of your call option on your convertible debt in accordance with EITF 00-19. Please provide us with your EITF 00-19 analysis used in making this determination.

Note 17.  Derivatives and Off-Balance Sheet Financial Instruments
-
page F-40

16. We note your disclosure that you use interest rate swaps to hedge prime rate loans. Please provide us with your assessment in determining that these swaps qualify for hedge accounting under SFAS
133.

17. Please tell us how you determined that the prime rate being hedged meets the definition of a benchmark rate. Refer to paragraph
540 of SFAS 133.

18. Please provide us with your assessment in determining that your basis swaps qualify for hedge accounting under SFAS 133.

19. Please tell us in detail how you measure effectiveness for your basis swaps which qualify for hedge accounting. We note your disclosure that the change in fair value was insignificant. Please tell us the amount of ineffectiveness determined for the years ended
December 31, 2004 and 2003, respectively.

20. Please tell us the fair value for each of your interest rate cap agreements to hedge loans and your interest rate cap agreements for
Wachovia for the years ended December 31, 2004 and 2003. We note your disclosure that the amounts offset one another and hence have not impact on earnings.

21. We note that your loans have embedded interest rate caps.
Please
tell us how you account for these interest rate caps. Please cite authoritative guidance.


* * *
   Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please contact Nancy Maloney, Staff Accountant, at (202) 551-3427 or me at (202) 551-3490
if you have questions.

   							Sincerely,



      Donald A. Walker, jr.
      Senior Assistant Chief Accountant

Thomas A. Fink
CapitalSource, Inc.
January 6, 2006
Page 6